EXHIBIT 99.2

Silence Therapeutics Reports Interim Results for the Six Months Ended 30 June 2020

14 September 2020

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN (“Silence” or “the Group”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announces its unaudited interim results for the half year to 30 June 2020.

Business Highlights for H1 2020

•

Continued to advance both wholly owned product candidates, SLN360 for the treatment of cardiovascular disease associated with high Lipoprotein(a), or Lp(a), levels and SLN124 for the treatment of beta-thalassaemia and myelodysplastic syndrome (MDS).

o	SLN124 granted rare paediatric disease designation for beta-thalassaemia and orphan drug designation (ODD) for MDS from the FDA.
•	Secured significant collaboration with AstraZeneca to discover and develop siRNA therapeutics for up to 10 targets in cardiovascular, renal, metabolic and respiratory diseases.
o	Upfront cash payment of $60 million and an equity investment of $20 million[1]
o	Up to $400 million in potential milestones for each target plus tiered royalties
•	Commenced a technology evaluation with Takeda to explore the potential of using Silence’s platform to generate siRNA molecules against a novel, undisclosed and proprietary target controlled by Takeda.
•

Further strengthened leadership and expertise with the appointments of Dr Giles Campion, as Executive Director, Dr Eric Floyd, Head of Global Regulatory Affairs and Quality Assurance and Dr Barbara Ruskin, General Counsel and Chief Patent Officer.

•

Launched a Scientific Advisory Board (SAB) comprising world-leading scientists and clinicians to support the optimisation of Silence’s siRNA platform and guide development strategies for both wholly owned product candidates, SLN360 and SLN124.

Financial Highlights

•

Loss after tax of £11.0 million (H1 2019: £8.2 million), with increase in operating costs compared to H1 2019 driven by increasing R&D spend with both SLN360 and SLN124 being prepared for clinical testing.

•	Cash and cash equivalents and term deposits of £50.3 million at 30 June 2020 (31 December 2019 £33.5 million), the increase driven by the upfront cash payment under our collaboration with AstraZeneca.
•	Net cash inflow from operating activities was £0.8 million (H1 2019: £10.3 million outflow), again driven by the collaboration with AstraZeneca.

1 Of the $60m, $20m was paid in May 2020 and a further $40m is unconditionally payable in H1 2021.

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Post Period Events

•

Announced today the appointment of Mark Rothera as President and Chief Executive Officer and Board member, effective immediately. Iain Ross, who has been Executive Chairman since December 2019, has assumed his previous position of Non-Executive Chairman.

•	Completed U.S. listing and trading in the Company’s American Depository Shares began on the Nasdaq Capital Market (Nasdaq) under the symbol “SLN” on 8 September 2020.
•	SLN360 received approval of an IND from the FDA in August 2020 to start dose escalation studies in healthy volunteers and secondary prevention patients with elevated Lp(a).
•

SLN124 was granted ODD from the FDA for adults with beta-thalassaemia in July 2020. In September 2020, Silence initiated dosing in its Phase 1 trial of SLN124 in up to 24 healthy volunteers. The Company also plans to evaluate SLN124 in a second Phase 1b study in beta-thalassaemia and MDS patients, pending approval of Clinical Trial Applications.

•

Expanded the complement RNAi collaboration with Mallinckrodt. Mallinckrodt exercised its option to license two additional complement protein targets from Silence in July 2020. A $2.0 million research milestone payment was triggered following the initiation of work on the second complement target in August 2020. Silence would be entitled to receive an additional $2.0 million research milestone payment if work commences on a third target in the collaboration.

Iain Ross, Chairman of Silence Therapeutics, commented: “The first half of 2020 was an extraordinary period for Silence, highlighted by significant regulatory achievements, advancement of our proprietary pipeline programmes and execution of major collaborations with AstraZeneca and Takeda, despite the challenges posed by the COVID-19 pandemic. Our balance sheet was significantly strengthened through non-dilutive strategic transactions and our team enhanced with key hires throughout the organisation.

Recently we announced our successful listing on Nasdaq and today we are announcing the appointment of our new President and CEO, Mark Rothera. I am incredibly proud of what we have achieved so far this year and I believe that under Mark’s leadership we are well equipped to drive long-term value. I would like to thank the entire Silence team for their dedication, resilience and personal support during my time as Executive Chairman and our shareholders for their continued support.”

Enquiries:

Silence Therapeutics plc Iain Ross, Chairman Dr Rob Quinn, Chief Financial Officer	Tel: +44 (0)20 3457 6900
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European IR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700
US IR Westwicke Partners Peter Vozzo peter.vozzo@westwicke.com	Tel: +1 (443) 213-0505

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary technology can be used to engineer short interfering ribonucleic acids (siRNAs) that bind specifically to and silence, through the RNAi pathway, almost any gene in the human genome to which siRNA can be delivered. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of Lipoprotein(a) and SLN124 to address beta-thalassaemia and myelodysplastic syndrome. Silence is also developing SLN500 in partnership with Mallinckrodt Pharmaceuticals to reduce the expression of the C3 protein for the treatment of complement pathway-mediated diseases.  Silence maintains ongoing research and collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals and Takeda. For more information, please visit: https://www.silence-therapeutics.com/

Chairman’s Report

I am pleased to report that we made excellent progress across all aspects of the business and Silence is now well positioned in terms of both operational and financial strength. We achieved development and regulatory milestones on our proprietary pipeline programmes, expanded our collaboration with Mallinckrodt, and signed significant new collaborations with AstraZeneca and Takeda.

Further building on this momentum, we announced today the appointment of Mark Rothera as Silence’s new President and Chief Executive Officer and Board member, effective immediately. Mark’s appointment reflects his proven leadership skills and strong track record in growing successful biopharmaceutical companies and building shareholder value. I believe he will provide the leadership necessary to grow Silence into a leading international biotechnology company built upon our innovative siRNA technology platform, proprietary product pipeline and validating industry partnerships.

2020 has been a remarkable year for Silence thus far, despite the challenges posed by the COVID-19 pandemic. We recognise that our industry sector is having to adapt to the impact of the global COVID-19 pandemic. For Silence, this has meant optimising our operations in order to progress our proprietary research and development programmes, whilst meeting the needs of our collaboration partners. The response from our staff has been tremendous and as a result, to-date, the impact has been minimal.

Throughout the COVID-19 pandemic we have worked closely with our clinical investigators and external experts to ensure that procedures are in place to avoid risk to patient safety or to the integrity of our clinical data. We remain fully committed to the continued development of our clinical pipeline but acknowledge that timelines for clinical programmes or data readouts could be impacted by future COVID-19 related restrictions on patient recruitment at clinical trial sites.

Pipeline Progress

•

SLN360 is our wholly owned, lead product candidate for cardiovascular disease associated with high Lp(a) levels. High risk Lp(a) affects around 20% of the world's population, increasing the chances of developing premature cardiovascular diseases, including coronary heart disease and unstable angina, as well as myocardial infarction. Based on encouraging pre-clinical data, we believe SLN360 has the potential to offer an efficacy, safety and dosing advantage over limited competition in the area.

In August 2020, we received FDA approval of our IND application for SLN360 to start dose escalation studies in healthy volunteers and secondary prevention patients with elevated Lp(a). Whilst we are aiming to start dosing healthy volunteers in the Phase 1 trial by the end of the year, the COVID-19 pandemic may put this timing at risk.

•

SLN124 is our second wholly owned product candidate for beta-thalassaemia and MDS. SLN124 represents a novel modality and mechanism to potentially alleviate transfusion dependence and iron overload via knock down of TMPRSS6 gene expression. Both beta-thalassaemia and MDS are rare diseases often requiring regular blood transfusions which are highly burdensome and carry the risk of further iron overload. SLN124 is administered by subcutaneous injection and is anticipated to have a long duration of action, potentially allowing for once monthly treatments.

During the first half of 2020, the FDA granted SLN124 rare paediatric disease designation for beta-thalassaemia and ODD for MDS. In July 2020, the FDA expanded the ODD to include adults with beta-thalassaemia. SLN124 was previously granted ODD for beta-thalassaemia by the European Medical Agency. We plan to evaluate SLN124 in two clinical trials:

o	A Phase 1 randomised, double-blind, placebo controlled, single-ascending dose study in up to 24 healthy volunteers, which commenced dosing this month, and;
o

A Phase 1b global, randomised, single-blind, placebo-controlled single-ascending dose and multiple dose study in up to 112 adults with non-transfusion dependent thalassaemia and very low- and low-risk MDS, which we plan to conduct pending approval of Clinical Trial Applications.

•

SLN500 is our complement factor C3 programme being partnered with Mallinckrodt. The programme candidates have been shown in pre-clinical studies to reduce the expression of C3 for the treatment of complement pathway-mediated diseases. In 2019, we licensed the development and commercialisation rights to Mallinckrodt as part of a larger complement RNAi collaboration programme.

In addition to SLN360, SLN124 and SLN500, our drug discovery initiatives continue to include the identification of new disease targets and research into existing and new delivery technologies to enable the potential expansion of our pipeline and proprietary siRNA platform capabilities.

New Scientific Advisory Board

Given the significant progress being made with both SLN360 and SLN124, we were pleased to launch our SAB in January 2020 which brings together a group of world leading scientists and clinicians with expertise in the rare disease space. The SAB is led by Professor Sir Gordon Duff, the Principal of St. Hilda’s College at the University of Oxford, and members help guide our R&D activities and support the optimisation of our siRNA platform.

High-Value Collaborations

The potential of our siRNA platform continues to be increasingly recognised through collaborations with industrial partners.

•

AstraZeneca - In March 2020, we announced a strategic collaboration with AstraZeneca to discover, develop and commercialise siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases.

As part of the collaboration agreement, we received an upfront cash payment of $20.0 million and AstraZeneca made a $20.0 million equity investment in our company during the first half of 2020. In addition, AstraZeneca has unconditionally agreed to make a second cash payment of $40.0 million by the first half of 2021. We started work on the first target in July 2020, and we anticipate working on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay a $10.0 million option fee per target when candidates move into IND-enabling studies. We may receive the first such payment in 2022. Under the collaboration, we may receive up to $400 million in potential milestones for each target plus tiered royalties.

•

Mallinckrodt - In July 2019, we entered into a collaboration agreement with Mallinckrodt to develop and commercialise RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting programme, SLN500, with options to license two additional complement-mediated disease targets from us. In July 2020, Mallinckrodt exercised its option to license two additional complement targets from us and we will now evaluate up to three targets under our collaboration. A $2.0 million research milestone payment was triggered following the initiation of work on the second complement target in August 2020. We would be entitled to receive an additional $2.0 million research milestone payment if work commences on a third target in the collaboration.

•

Takeda – In January 2020, we commenced a technology evaluation with Takeda to explore the potential of using our platform to generate siRNA molecules against a novel, undisclosed and proprietary target controlled by Takeda.

Strengthened Leadership Team

We have been carefully building the right leadership team over the past nine months to deliver clinical success and achieve our vision. During the first half of the year, we announced the senior leadership appointments of Dr Barbara Ruskin as SVP, General Counsel and Chief Patent Officer and Dr Eric Floyd as SVP, Head of Global Regulatory Affairs and Quality Assurance. In addition, Dr Giles Campion, our Head of R&D and Chief Medical Officer, was appointed to the Silence Board of Directors, which reflects our strong focus and commitment to R&D. With the anticipation of advancing SLN360 and SLN124 into the clinic, we also made key hires across our organisation with an emphasis on clinical development and manufacturing. Finally, we announced today the appointment of Mark Rothera as Silence’s new President and CEO and

Board member. Mark brings more than 30 years of experience in the biopharmaceutical industry, with a strong record of commercial and operational leadership, including driving the successful build of multiple biotech companies, predominantly in the field of rare or specialty diseases.   I believe we have the right team in place and, with Mark now at the helm, I am confident Silence is well positioned to drive long-term shareholder value.

US Expansion & Nasdaq Listing

Increasing our presence in the United States remains a key strategic priority for Silence as we look to position the Company as a global leader in the RNAi field. We’ve made significant headway towards this initiative in the year-to-date. Notably, we completed our Nasdaq listing and trading in our American Depository Shares began under the symbol “SLN” on 8 September 2020. Our Nasdaq listing follows the opening of our New York office earlier this year, which is where key leadership is based, including our newly appointed President and CEO.

Outlook

Silence has a strong proprietary technology platform and siRNA product pipeline. We are operating in an extremely active scientific sector and intend to continue to make every effort to maximise our position through organic growth and third-party value-creating collaborations.

We are well positioned financially following the commencement of our collaboration with AstraZeneca. We anticipate that our Nasdaq listing could allow us to more easily access the U.S. capital markets, and we have continued to attract interest from potential strategic partners.

We remain committed to improving the lives of patients by helping to treat and cure disease through the development of new and better medicines while creating long-term value for our shareholders.

On a personal note, and on behalf of the Board, I would like to thank the management team and staff at Silence for their support, hard work and tremendous resilience during the current COVID-19 pandemic and over the past nine months whilst I have been Executive Chairman.  The Company has made great strides during this period and is now in a strong position, both operationally and financially, and ready for Mark to take the helm. We look forward to the future with great confidence.

Financial Review

Revenue

Revenue recognised for H1 2020 was £1.1 million (H1 2019: nil), driven by partial recognition of upfront and milestone payments relating to the collaborations with Mallinckrodt and Takeda, as well as royalty income from Alnylam Pharmaceuticals.

Since July 2019 we have received $22 million in upfront and milestone payments from Mallinckrodt and expect to receive a further $2 million milestone in Q4 2020 (relating to initiation of work on the second complement target that was completed in August). We expect to recognise the balance of these payments as revenue, in line with the time period over which services are envisaged to be provided with an initial catch-up in revenue recognised when new milestones are triggered, based on total costs incurred up to that point as a percentage of total expected costs.  Likewise, we expect to recognise the balance of the upfront amount received from Takeda Pharmaceuticals in line with the time period over which the services are envisaged to be provided.

No revenue has been recognised for H1 2020 in respect of the collaboration with AstraZeneca.  Revenue will be recognised on an input method based on costs and given that no direct costs had been recognised as at 30 June 2020, none of the upfront cash amount of $60 million has been recognised as revenue in the period.  However, we expect to recognise this $60 million upfront payment in line with the time period over which the services are envisaged to be provided, commencing in H2 2020.

Research & Development Expenses

Research and development expenses increased by £5.1 million to £10.2 million for H1 2020 (H1 2019: £5.1 million) driven by a significant ramp up in clinical development, regulatory and manufacturing activity for our two proprietary programmes (SLN360 and SLN124).  People costs increased by £1.3 million to £3.0 million for H1 2020 (H1 2019: £1.7 million) driven by a significant increase in the number of individuals in the research and development team to accommodate the increase in activity and also an increased use of consultants, again driven by the progression of SLN360 and SLN124 towards the clinic. Patent-related costs remained steady at £0.2 million for H1 2020 (H1 2019: £0.2 million).

General and Administration Expenses

General and administration expenses increased by £0.5 million to £5.2 million (H1 2019: £4.7 million) driven by a significantly higher charge on share-based payments of £0.9 million (H1 2019: £0.1 million) offset in part by lower payroll costs of £1.2 million (H1 2019: £1.5 million). The higher share-based payment charge in H1 2020 was driven by the continued unwind of the charge associated with share options issued in Q4 2019 and the charge associated with share options issued during H1 2020 being higher than previous option issuances due to increased fair value attributed based on current market conditions.

Taxation

During H1 2020, a £2.3 million current tax asset for R&D tax credits was recognised in respect of eligible R&D expenditure in the period (H1 2019: £1.2 million) driven by an increase in research and development expenditure. Additionally, £3.1 million is estimated as receivable relating to full-year 2019 R&D expenditure.

Liquidity, cash and cash equivalents

The Group’s cash and cash equivalents and term deposits at 30 June 2020 totalled £50.3 million (31 December 2019: £33.5 million). During H1 2020 we had a net cash receipt in respect of operations of £0.8 million (H1 2019: £10.3 million outflow) against an operating loss of £14.2 million (H1 2019: £9.7 million), with net cash outflows more than offset by cash received from AstraZeneca in respect of operating activities of £16.0 million ($20 million component of upfront payment).

Contract liabilities

Contract liabilities increased by £49.7 million to £67.7 million (Non-current:  £63.2 million; Current:  £4.5 million) at 30 June 2020 from £18.0 million (Non-current: £15.5 million; Current: £2.5 million) at 31 December 2019, driven by the receipt of additional amounts under the AstraZeneca and Takeda contracts.  The current portion of the contract liabilities figure has been calculated on the basis of revenue expected to be unwound in respect of the AstraZeneca, Mallinckrodt and Takeda contracts over the 12 months from 30 June 2020.

Other balance sheet items

Current trade and other payables decreased by £2.2 million to £4.7 million at 30 June 2020 from £6.9 million at 31 December 2019, driven primarily by timing differences in contract research organisation and contract manufacturing organisation payments.

Trade and other receivables increased by £32.9 million to £32.9 million at 30 June 2020 from £0.0 million at 31 December 2019, due to the recognition of the final $40 million of the upfront payment from AstraZeneca, due to be received within 12 months of the Balance Sheet date.

Financial assets and liabilities

The fair values of all financial assets and liabilities are considered equal to their carrying value.

Post half-year events

•	Appointment of Mark Rothera as President and Chief Executive Officer and Board member in September 2020.
•	Completed U.S. listing and trading of American Depository Shares on the Nasdaq Capital Market began under the symbol “SLN” on 8 September, 2020.
•	SLN360 received approval of an IND from the FDA in August 2020 to start dose escalation studies in healthy volunteers and secondary prevention patients with elevated Lp(a).
•	SLN124 was granted ODD from the FDA for adults with beta-thalassaemia in July 2020. In September 2020, Silence initiated dosing in its Phase 1 trial of SLN124 in up to 24 healthy volunteers.
•	Silence commenced work on the second target being explored under its complement pathway RNAi collaboration with Mallinckrodt in August 2020, which triggered a $2.0 million research milestone payment.

Principal risks and uncertainties

The principal risks and uncertainties facing the Group are set out in the 2019 Annual Report which is available on our website, www.silence-therapeutics.com, in addition and as supplemented by our Registration Statement on Form F-1, as amended, available at https://www.sec.gov/Archives/edgar/data/1479615/000095012320009257/cik0001479615-s1.htm, which was declared effective by the U.S. Securities and Exchange Commission on 4 September 2020. The Board does not believe that the risks and uncertainties set out in that the 2019 Annual Report or the Registration Statement on Form F-1 have changed materially since the dates of those filings.

This press release contains forward-looking statements, including with respect to timing and progress of Silence’s pre-clinical and clinical trials of its product candidates, Silence’s clinical and commercial prospects, anticipated regulatory filings, third-party collaborations, and Silence’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Silence’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Silence’s 2019 Annual Report and Registration Statement on Form F-1, as amended, the events and circumstances discussed in such forward-looking statements may not occur, and Silence’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Silence as of the date of this release.

Condensed income statement
	6 months ended		Year ended
	30 June 2020	30 June 2019	31 December 2019
	£000s	£000s	£000s
	(unaudited)	(unaudited)	(audited)
Revenue	1,146	-	244
Research and development costs	(10,179)	(5,054)	(13,336)
Administrative expenses	(5,160)	(4,654)	(9,642)
Operating loss	(14,193)	(9,708)	(22,734)
Finance and other expenses		-	(163)
Finance and other income	864	110	27
Loss for the period before taxation	(13,329)	(9,598)	(22,870)
Taxation	2,300	1,388	3,288
Loss for the period after taxation	(11,029)	(8,210)	(19,582)
Loss per ordinary share (basic and diluted)	(13.7p)	(11.5p)	(26.1p)
Condensed statement of comprehensive income
	6 months ended		Year ended
	30 June 2020	30 June 2019	31 December 2019
	£000s	£000s	£000s
	(unaudited)	(unaudited)	(audited)
Loss for the period after taxation	(11,029)	(8,210)	(19,582)
Other comprehensive income/(expense), net of tax - Items that may subsequently be reclassified to profit & loss:
Foreign exchange differences arising on consolidation of foreign operations	585	(23)	(411)
Total other comprehensive income/(expense)	585	(23)	(411)
Total comprehensive expense for the period	(10,444)	(8,233)	(19,993)

Condensed balance sheet

	30 June 2020	30 June 2019	31 December 2019
	£000s	£000s	£000s
	(unaudited)	(unaudited)	(audited)
Non‑current assets
Property, plant and equipment	832	840	611
Goodwill	8,237	8,104	7,692
Other intangible assets	28	47	34
Financial assets at amortised cost	293	275	275
	9,390	9,266	8,612
Current assets
Cash and cash equivalents	10,322	11,511	13,515
Financial assets at amortised cost – term deposit	40,021	5,000	20,000
Financial asset at amortised cost – other	-	-	1
R&D tax credit receivable	5,360	3,468	3,060
Other current assets	2,067	774	885
Trade and other receivables	32,927	-	4
	90,697	20,753	37,465
Total assets	100,087	30,019	46,077

Non‑current liabilities
Contract liabilities	(63,230)	-	(15,515)
	(63,230)	-	(15,515)

Current liabilities
Contract liabilities	(4,507)	-	(2,478)
Trade and other payables	(4,711)	(2,859)	(6,888)
Lease liability	(15)	-	(287)
	(9,233)	(2,859)	(9,653)
Net assets	27,624	27,160	20,909
Capital and reserves attributable to the owners of the parent
Share capital	4,141	3,608	3,919
Capital reserves	184,065	162,726	167,243
Translation reserve	2,331	2,134	1,746
Accumulated losses	(162,913)	(141,308)	(151,999)
Total equity	27,624	27,160	20,909

Condensed statement of changes in equity

Six Months ended 30 June 2020 (unaudited)

	Share Capital	Capital Reserves	Translation Reserve	Accumulated Losses	Total
	£000s	£000s	£000s	£000s	£000s
At 1 January 2020	3,919	167,243	1,746	(151,999)	20,909
Recognition of share-based payments	-	1,353	-	-	1,353
Lapse of vested options in the period	-	-	-	-	-
Options exercised in the period	-	(115)	-	115	-
Proceeds from shares issued	222	15,584	-	-	15,806
Transactions with owners recognised directly in equity	222	16,822	-	115	17,159
Loss for six months	-	-	-	(11,029)	(11,029)
Other comprehensive income
Foreign exchange differences arising on consolidation of foreign operations	-	-	585	-	585
Total comprehensive expense for the period	-	-	585	(11,029)	(10,444)
At 30 June 2020	4,141	184,065	2,331	(162,913)	27,624

Six Months ended 30 June 2019 (unaudited)
	Share Capital	Capital Reserves	Translation Reserve	Accumulated Losses	Total
	£000s	£000s	£000s	£000s	£000s
At 31 December 2018 as previously stated	3,554	163,121	2,157	(133,777)	35,055
Adoption of IFRS16	-	-	-	(10)	(10)
At 1 January 2019 adjusted	3,554	163,121	2,157	(133,787)	35,045
Recognition of share-based payments	-	148	-	-	148
Options exercised in the period	-	(689)	-	689	-
Proceeds from shares issues	54	146	-	-	200
Transactions with owners recognised directly in equity	54	(395)	-	689	348
Loss for year	-	-	-	(8,210)	(8,210)
Other comprehensive income
Foreign exchange differences arising on consolidation of foreign operations	-	-	(23)	-	(23)
Total comprehensive expense for the year	-	-	(23)	(8,210)	(8,233)
At 31 December 2019	3,608	162,726	2,134	(141,308)	27,160

Condensed cash flow statement

	6 months ended		Year ended
	30 June 2020	30 June 2019	31 December 2019
	£000s	£000s	£000s
	(unaudited)	(unaudited)	(audited)
Cash flow from operating activities
Loss before tax	(13,329)	(9,598)	(22,870)
Depreciation charges	204	240	452
Amortisation charges	10	17	30
Charge for the period in respect of share-based payments	1,353	148	584
Finance and other income	(865)	(110)	136
Loss on disposal of property, plant and equipment	-	1	2
Decrease/(increase) in trade and other receivables	(32,923)	-	(4)
Decrease / (increase) in other current assets	(1,182)	107	(4)
Decrease / (increase) in current financial assets at amortised cost – other	1	43	42
(Decrease) / increase in trade and other payables	(2,177)	(1,100)	3,058
Increase in contract liabilities	49,744	-	17,993
Cash generated by/(used in) operations	836	(10,252)	(581)
Corporation tax credits received	-	-	2,308
Net cash inflow/(outflow) from operating activities	836	(10,252)	1,727
Cash flow from investing activities
Repayment of leasing liabilities	(272)	-	-
Purchase of financial asset at amortised cost – term deposit	(20,021)	-	(15,000)
Interest received/(paid)	63	7	(6)
Purchase of property, plant and equipment	(394)	(5)	(9)
Purchase of intangible assets	(3)	-	-
Net cash (outflow)/inflow from investing activities	(20,627)	2	(15,015)
Cash flow from financing activities
Proceeds from issue of share capital	15,806	200	5,273
Net cash inflow from financing activities	15,806	200	5,273
Decrease in cash and cash equivalents	(3,985)	(10,050)	(8,015)
Cash and cash equivalent at start of period	13,515	21,494	21,494
Net decrease in the period	(3,985)	(10,050)	(8,015)
Effect of exchange rate fluctuations on cash and cash equivalents held	792	67	36
Cash and cash equivalents at end of period	10,322	11,511	13,515

Notes to the financial statements

six months ended 30 June 2020

1. Basis of Preparation and Accounting Policies

These condensed consolidated interim financial statements for the six months ended 30 June 2020 have been prepared in accordance with IAS 34 – ‘Interim Financial Reporting’ as adopted under IASB. The accounting policies adopted are consistent with those of the financial statements for the year ended 31 December 2019.

This condensed consolidated interim financial information has not been audited. The interim financial statements do not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. The comparative figures for the six months ended 30 June 2019 are not the Group's statutory accounts for that financial period. The 2019 full year accounts have been reported on by the Group's auditors and delivered to the Registrar of companies. The report of the auditors was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report and did not contain statements under s498 (2) or (3) Companies Act 2006.  See Note 2 below for the current Directors’ assessment of going concern.

2. Going concern

The financial statements have been prepared on a going concern basis that assumes that the Group will continue in operational existence for the foreseeable future.

During the period, the Group met its day-to-day working capital requirements through existing cash resources. The Group had a net decrease in the cash and cash equivalents in the period ended 30 June 2020 of £3.2 million and a net increase in term deposits of £20.0 million (a net increase in cash and cash equivalents and term deposits of £16.8 million).  At 30 June 2020 the Group had cash balances of £10.3 million plus term deposits amounting to £40.0 million.  Total cash and cash equivalents and term deposits at 30 June 2020 of £50.3 million was considered in supporting the assumption that the Group will continue in operational existence for the foreseeable future.

The Directors have reviewed the working capital requirements of the Group for the next 12 months from the date of the approval of these interim financial statements and are confident that these can be met.

3. Segment reporting

In the six months ended 30 June 2020, the Group operated in the specific technology field of RNA therapeutics.

Business segments

The Group has identified the Executive Chairman as the Chief Operating Decision Maker (“CODM”).  The CODM role will revert to the new CEO upon appointment.  The CODM determined the Group had one business segment, the development of RNAi based medicines. This is in line with reporting to the Executive Committee and senior management. The information used internally by the CODM is the same as that disclosed in the Financial Statements.

Non‑current assets	UK £000s	Germany £000s	Total £000s
As at 30 June 2020	458	8,932	9,390
As at 30 June 2019	685	8,581	9,266
As at 31 December 2019	557	8,055	8,612

4. Loss per share

The loss per share is based on the loss for the period after taxation attributable to equity holders of £11.0 million (year ended 31 December 2019 – loss £19.6 million; six months ended 30 June 2019 – loss £8.2 million) and on the weighted average of 80,606,925 ordinary shares in issue during the period (year ended 31 December 2019 – 75,126,869; six months ended 30 June 2019 – 71,229,864).

The options outstanding at 30 June 2020, 31 December 2019 and 30 June 2019 are considered to be non-dilutive in that their conversion into ordinary shares would decrease the net loss per share. Consequently, there is no diluted loss per share to report for the periods reported.

5. Taxation

A £2.3 million current tax asset was recognised in respect of research and development tax credits in the six months ended 30 June 2020 (six months ended 30 June 2019: £1.2 million).  Additionally, the current tax asset expected to be received in respect of research and development tax credits for the year ended 31 December 2019 is £3.1 million.

6. Related party transactions

Transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.  There are no other related party transactions which would require disclosure.

7. Revenue

Revenue for the six months ended 30 June 2020 was £1.1 million (six months ended 30 June 2019: £nil). Revenue comprised £0.2 million of royalty income (six months ended 30 June 2019: £nil) and £1.0 million of Research collaboration income (six months ended 30 June 2019: £nil). Disaggregation of Revenue from Contracts with Customers is as follows:

	6 months ended
Revenue from Contracts with Customers	2020 £000	2019 £000
Research collaboration	995	–
Royalties	151	–
Total revenue from contracts with customers	1,146	–

Royalty income related to royalties received under Settlement and Licence Agreement with Alnylam Pharmaceuticals for tiered royalty on net sales of ONPATTRO™ in the EU.  The Research collaboration income related to the Group’s contracts with Mallinckrodt and Takeda and comprised unwind of upfront payments, contractual milestones achieved and amounts invoiced in respect of FTEs.

No revenue has been recognised for H1 2020 in respect of the collaboration with AstraZeneca.  Revenue will be recognised on an input method based on costs and given that no direct costs had been recognised as at 30 June 2020, none of the upfront cash amount of $60 million has been recognised as revenue in the period.

Contract liabilities increased by £49.7 million to £67.7 million (Non-current:  £63.2 million; Current:  £4.5 million) at 30 June 2020 from £18.0 million (Non-current: £15.5 million; Current: £2.5 million) at 31 December 2019, driven by the receipt of additional amounts under the AstraZeneca and Takeda contracts.

8. Share Capital

	6 months ended	Year ended
	30 June 2020	31 December 2019
	£000s	£000s
	(unaudited)	(audited)
Allotted, called up and fully paid 82,826,259 (year ended 31 December 2019: 78,370,265) ordinary shares par value 5p	4,141	3,919

The Group has only one class of share. All ordinary shares have equal voting rights and rank pari passu for the distribution of dividends.

Details of the shares issued by the Company during the six months ended 30 June 2020 are as follows:

Number of shares in issue at 1 January 2020	78,370,265
Shares issued during the six months ended 30 June 2020	4,276,580
Options exercised at 190p	46,278
Options exercised at 100p	30,000
Options exercised at 85p	56,470
Options exercised at 5p	46,666
Number of shares in issue at 30 June 2020	82,826,259